Exhibit 99.1

Genetic Technologies Limited March 2019

Forward Looking Statements This presentation may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Genetic Technologies Limited and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as “should”, “expects”, “anticipates”, “estimates”, “believes” or similar expressions, as they relate to Genetic Technologies Limited, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Genetic Technologies’ current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations. 2

Who we are Research and Development leader in the genomics sector – Developing and commercialising a suite of genetic risk assessment products to prevent morbidity and mortality across a range of diseases 20 years experience bringing genomics products to market Progressive R&D and commercialisation partner to – – • • • Universities Research organisations Companies exploring new delivery technologies for genomic solutions Dual listed on both the NASDAQ (GENE) and ASX (GTG) 3

Corporate Overview 4

Breast Cancer Risk Assessment BREVAGenplus®, is a first-to-market, clinically validated risk assessment test for non-hereditary breast cancer Simple cheek swab based test that helps determine a woman’s risk of developing sporadic breast cancer First test of its kind to be clinically validated to evaluate risk for sporadic breast cancer Validated and CLIA-approved for use in Caucasian, Hispanic and African-American women aged ≥ 35 BREVAGenplus - Our flagship first-in-class risk assessment test for sporadic breast cancer 5

Enhanced Breast Cancer Test 15% of breast cancers are hereditary 5-10% of breast cancers are caused by BRCA1 / BRCA2 mutations 5-10% are unknown hereditary cancers – – 85% of breast cancer cases are non-hereditary (sporadic) Less than 15% of women who get breast cancer have a family history Only half will test positive for a BRCA mutation – – Our enhanced breast cancer test covers all non-BRCA related cancers. Combined with BRCA testing, we cover ~100% of women. 6

 ..-::Sporadic . Hreast Cancer (85%1) Hereditary Breast Cancer /(5%1) :.---:--Familial Breast Cancer (10%1 ) 7

Precision Medicine 1 in eight women will get breast cancer in their lifetime Screening programs that test all women at the same intervals will overscreening 7 women and underscreening 1 woman. be Our breast cancer risk assessment test offers the potential for more efficient use of screening resources, such as mammography and MRI, through precision genetic risk profiling across population of women. the entire 8

Early Detection = Better Outcomes Each year, 240,000+ new breast cancer cases are diagnosed in the US. 40,000+ will die. With early detection, >95% of these women can survive.* Breast Cancer Develops Before It Is Detected – “Know Your Risk” *http://www.cancer.org/cancer/breastcancer/detailedguide/breast-cancer-key-statistics 9

GTG Market Advantage All of our tests are clinically validated. –Physicians are authorised to action the results without further testing. –Higher level of trust in the accuracy of our tests as compared to competitive genomic testing Our laboratory holds a range of accreditations. – CLIA - Clinical Laboratory Improvement Amendments license required for all laboratories offering test in the US CLEP - Clinical Laboratory Evaluation Program license, an additional certification required to offer tests in the state of New York MDEL - Medical Device Establishment License required for Canada ISO - International Organisation for Standardisation compliance enables us to accept test samples from anywhere in the world – – – 10

GTG’s Intellectual Property 4 – Patents granted in U.S. Patent Nos. 9,051,617 and 9,068,229 covering three of the core genetic markers included in the BREVAGenplus risk assessment test Patent No. 7,127,355 offering broad protection re: methods of genetic analysis (the concept of combining clinical risk assessment with genetic risk factors to improve predictability over clinical risk assessment alone) Patent No. 6,969,589 covering the identification of informative SNPs Patents pending Covering methods for breast cancer risk assessment Methods for assessing risk of developing breast cancer Improved methods for assessing risk of developing breast cancer Markers for breast cancer Methods for genetic analysis Methods for genomic analysis – – 6 – – – – – – 11

Scientific Authority Dr. Richard Allman, GTG Scientific Director – Strong publication record in genetic epidemiology across multiple disease categories Collaboration for peer review and statistical validation – 12 Richard Allman, GTG Scientific Director BSc Microbiology PhD Microbiology (Flow Cytometric Analysis of Bacteria) Honorary Fellow, Centre for Epidemiology and Biostatistics The University of Melbourne Dr Allman brings over 20 years of scientific and research experience in both the academic arena in the UK and the commercial sector in Australia. He has wide experience in research leadership, innovation management, and intellectual property strategy, covering oncology, diagnostics, and product development. Most recently he was responsible for providing scientific and technical guidance for the launch of the BREVAGen™ risk assessment test to the US market and managing both in-house research programs and external collaborative research projects, which include major academic units and commercial partners. Prior to entering the biotech sector, Dr Allman’s academic career encompassed oncology research, drug development, and assay design, with a particular interest in the linkage between onco-genetic profile and treatment response.

National Health and Medical Research Council University of Melbourne NHMRC Partnership Grant – National Health and Medical Research Council is Australia's peak funding body for medical research. Collaboration with Professor John Hopper – Professor John Hopper • • • PhD in Mathematical Statistics NHMRC Senior Principal Research Fellow Director (Research) of the Centre for Epidemiology and Biostatistics in the School of Population Global Health at The University of Melbourne Published more than 700 papers • https://marketchameleon.com/PressReleases/i/620446/GENE/genetic-technologies-announces-grant-from-nhmrc-awarded 13

Collaboration with University of Melbourne Australia’s peak university Ranked #32 in the world Research-intensive Global collaborations 14

Research into Clinical Applications GTG partners with world-leading research hospitals to develop the clinical use of polygenic risk scores in treatment decisions. Research agreement is in place with Memorial Sloan Kettering (MSK) and University of Cambridge. – The research is led by Mark E. Robson, MD, Chief of Breast Medicine Service, Memorial Sloan Kettering. MSK is the world’s oldest and largest cancer treatment and research institution. The University of Cambridge’s UK Institute is a world leading cancer biotech centre. – – 15 www.health.usnews.com/best-hospitals/rankings/cancer Top Cancer Hospitals 2018-2019 1.MD Anderson Cancer Center 2.Memorial Sloan Kettering Cancer Center 3.The Mayo Clinic

Other Key Partnerships Ohio – State University (Columbus, Ohio) Research collaboration exploring polygenic risk as a means to more informed decision-making for women with BRCA mutations Led by Amanda Toland, Director of Clinical Genetics and a leader in the field of breast cancer risk assessment. – Nurses’ Health Study – Harvard University prospective study of the risk factors for major chronic diseases in women Collaborating with principle investigators to validate new risk models for breast cancer – In Negotiation: Translational Genomics Research Institute (Phoenix, Arizona USA) Peter MacCallum Cancer Centre (Melbourne, Australia) 16

Rapid Deployment of New Products • Established network of academic collaborators, both in Australia and the US, accelerates the clinical validation process – Developing colon cancer test in collaboration with the University of Melbourne • GTG diagnostic operations and workflow support multiple genetic risk screening protocols Speed to market is critical in the genomics sector. GTG is uniquely positioned to rapidly introduce new products to a global market. 17

GTG Product Roadmap 2Q 2019 3Q 2019 4Q 2019 1Q 2019 2020 * Tests are developed and market launch is scheduled. 18

Our Vision To empower individuals to manage and reduce their risk of contracting cancer and other chronic diseases We continually strive to maintain our standing as a global leader in genomics by investing in our own research capabilities and by forming partnerships with world-class/expert organisations. 19

Making a Difference in China Improved health outcomes for individuals People who know their risk of developing disease take steps to prevent it Lifestyle changes such as weight loss, physical activity and nutrition Healthcare professionals can prescribe pharmaceutical treatments to high-risk patients Individuals and physicians can develop screening programs based on risk Efficient use of healthcare resources Screening regimens can be targeted based on genetic risk People at increased risk receive more frequent screening so that disease can be identified and treated early Lower cost of interventions and treatment Reduce loss of productivity due to illness Higher survival rates and a healthy Chinese population 20

Cancer in China Cancer is the leading cause of death in China, with 4.3 million new cancer cases and 2.8 million cancer deaths estimated to occur each year. That burden is expected to increase in the coming decades because of aging of the population as well as changes in lifestyle that increase cancer risk, such as excessive calorie intake and physical inactivity. Breast cancer in China is increasing at a rate of 3.5% per year. https://www.sciencedaily.com/releases/2017/07/170706071915.htm 21

Diabetes in China http://diabetes.diabetesjournals.org/content/67/1/3 22 China ranks number one, with the highest number of people with diabetes. In addition to environmental factors, genetic factors contribute substantially to the development of T2D. T2D has become a leading public health challenge in China.

Screening and Early Detection Breast cancer death rates declined 39% from 1989 to 2015 among women. The progress is attributed to improvements in early detection and screening. Prostate cancer death rates declined 52% from 1993 to 2015 among men. Attributed to national screening programs Colorectal cancer death rates declined 52% from 1970 to 2015 among men and women because of increased screening and improvements in treatment. 23

Collaboration with Chinese Research Contribution to science is a core value. Collaboration with experts in genomics – – – Population geneticists Disease-specific investigators Pharmaceutical research organisations Research partnerships help us to continually protocols and bring new products to market. refine our test Our intent is to collaborate with Chinese research organisations and investigators to develop cutting-edge genetic products for disease prediction and prevention. 24

Next Steps Develop collaborative relationships within China – – – – Clinical validation Regulatory approval Commercial channels Laboratory testing Deliver the benefits of genetic screening into China – – – Go-to-market plan for additional genetic screening tests Engagement with Key Opinion Leaders Collaboration with Chinese research organisations 25

Paul Kasian Chairman and CEO Email: paul.kasian@gtglabs.com Web: www.gtgcorporate.com Commercial in Confidence